UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CON-WAY INC.

(Name of Subject Company)

CON-WAY INC.

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.625 PER SHARE

(Title of Class of Securities)

205944101

(CUSIP Number of Class of Securities)

Stephen K. Krull

Executive Vice President, General Counsel and Secretary

Con-way Inc.

2211 Old Earhart Road, Suite 100

Ann Arbor, Michigan 48105

Telephone (734) 757-1444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

COPIES TO:

Thomas Cole

Larry Barden

Scott Williams

Sidley Austin LLP

1 South Dearborn Street

Chicago, Illinois 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 9, 2015, Con-way Inc., a Delaware corporation (“Con-way”) entered into an Agreement and Plan of Merger with XPO Logistics, Inc., a Delaware corporation (“XPO”) and XPO’s wholly-owned subsidiary, Canada Merger Corp., a Delaware corporation (“Merger Subsidiary”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed tender offer and merger:

(i)	Employee Letter dated September 9, 2015;

(ii)	Employee Script dated September 9, 2015;

(iii)	Employee Q&A dated September 9, 2015;

(iv)	Call Center Script dated September 9, 2015;

(v)	Recorded Message Script dated September 9, 2015;

(vi)	Retiree Letter dated September 9, 2015;

(vii)	Retiree Script dated September 9, 2015;

(viii)	Retiree Q&A dated September 9, 2015;

(ix)	Sales Force Talking Points dated September 9, 2015;

(x)	Form of Customer Letter dated September 9, 2015; and

(xi)	Form of Supplier/Vendor Letter dated September 9, 2015.

The items listed above were first used or made available on September 9, 2015.

IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and

Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Delivering the things that matter

Douglas W. Stotlar

President and

Chief Executive Officer

September 9, 2015

Dear Fellow Employee:

I’m writing to share some exciting news. Today, we announced that Con-way has entered into a definitive merger agreement under which XPO Logistics will acquire Con-way for $3.0 billion. We believe that our combination with XPO is an exciting and positive development for Con-way – one that will not only deliver immediate and substantial cash value to our shareholders, but also provide greater opportunities for our employees and our customers. A copy of the joint press release is attached for your reference.

XPO is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world. XPO provides high-value-add services for truck brokerage and transportation, last mile logistics, intermodal, contract logistics, ground and air expedite, drayage, global forwarding and managed transportation. XPO serves more than 30,000 customers with a highly integrated network of over 54,000 employees and 887 locations in 27 countries. You can learn more about XPO at www.xpo.com.

Combining with an Industry Leader

We’re proud of Con-way’s track record of growth – delivering value to our shareholders and customers, and providing great jobs and careers for our employees worldwide. I firmly believe this transaction will enable us to sustain and improve upon these accomplishments and represents the beginning of an exciting new chapter in what has been a storied 86-year history.

As a combined company, we’ll serve an expanded customer base in North America, Europe and other parts of the world. Con-way and XPO will have annual revenue of approximately $15 billion and scale of approximately 84,000 employees at 1,469 locations in 32 countries under the single global brand of XPO. The merger will grow XPO’s global ground transportation network to approximately 19,000 owned tractors and 46,000 owned trailers, 10,000 trucks contracted through independent owner operators, and access to an additional 68,000 independent carriers.

Con-way’s LTL trucking, full truckload and contract logistics services are complementary to XPO’s supply chain offerings. For example, as a combined company, we’ll build on XPO’s European platform, which XPO recently acquired from Norbert Dentressangle.

Next Steps: Business as Usual

I understand that you’ll have many questions about this announcement and how it may impact you. As we proceed, we’ll make every effort to answer your questions. For now, our focus is on delivering superior service and maintaining the efficient, consistent day-to-day operations that our customers value so highly.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

We expect the transaction to close in October 2015, subject to the satisfaction of customary conditions, including approvals from both regulators and Con-way shareholders. Until the close, we’ll continue to operate as independent companies. Put another way, until the transaction closes, it remains business as usual at Con-way. We’re counting on you to continue to carry out your responsibilities and live up to our core values of safety, commitment, integrity and excellence.

There will be additional opportunities for Con-way employees as part of XPO – a larger, more diversified organization and a global leader in transportation and logistics. Together with XPO, we’re establishing an integration team that will develop a detailed and thoughtful plan to make the post-closing integration as efficient as possible. From a communications perspective, your site manager will be holding meetings to share the information we have to date, and to field your questions. For our larger offices in Ann Arbor, Joplin, Portland, Aurora and North Richland Hills, local managers will be scheduling “town hall” meetings. I encourage you to attend if you can. In addition, attached is an initial list of Q&A’s that may address questions you have.

It’s likely that this transaction will generate interest from the media and other third parties, and it’s important for Con-way to continue to speak with one voice. If you receive any inquiries from the media or other questions from outside Con-way, please contact Gary Frantz at (734) 757-1558.

On behalf of the Con-way board and management team, we very much appreciate the ongoing hard work of you and all our dedicated employees. You are the backbone of our success and your contributions have led us to this transformational announcement. I hope you share my enthusiasm for this exciting announcement and this next chapter in our company’s history.

Sincerely,

Douglas W. Stotlar
President and
Chief Executive Officer

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Delivering the things that matter

Con-way Script For Use With Employees

Guidelines

•	This document is NOT for distribution to your team. It is intended to guide your conversations regarding the XPO transaction.

•	The below language has been approved by legal counsel and may be filed with the SEC.

•	Do not speculate or comment on this announcement. It is important that you stick to the approved messaging and refrain from offering personal opinions about the transaction.

•	It’s always okay to acknowledge that we don’t yet have all of the answers: You will likely receive many questions which you will not be able to answer directly at this time. Please use this answer in those situations:

“That’s a great question and I understand why knowing the answer is important to you. At this point, we’re very early in the process; there’s a lot of work ahead that both companies need to do in order to answer your question fully. We will answer your questions as quickly and completely as possible, and will keep you informed of important developments as we have new information to share.”

Script

Overview

•	This afternoon we made an exciting announcement about the future of Con-way.

•	Con-way has entered into a definitive merger agreement under which XPO Logistics will acquire Con-way for $3.0 billion.

•	XPO is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world. XPO provides high-value-add services for truck brokerage and transportation, last mile logistics, intermodal, contract logistics, ground and air expedite, drayage, global forwarding and managed transportation.

•	XPO serves more than 30,000 customers with a highly integrated network of over 54,000 employees and 887 locations in 27 countries.

•	We believe that our combination with XPO is an exciting and positive development for Con-way – one that will not only deliver immediate and substantial cash value to our shareholders, but also provide greater opportunities for our employees and our customers.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Transaction Specifics / Timing

•	I understand that you’ll have many questions about this announcement and how it may impact you. As we proceed we’ll make every effort to answer your questions. We have distributed an initial list of Q&A’s that may address questions.

•	From a communications perspective, your site manager will be holding meetings to share the information we have to date, and to field your questions. For our larger offices in Ann Arbor, Joplin, Portland, Aurora, and North Richland Hills, local managers will be scheduling “town hall” meetings. I encourage you to attend if you can.

•	Together with XPO, we’re establishing an integration team that will develop a detailed and thoughtful plan to make the post-closing integration as efficient as possible. We won’t have all the answers on day one, but we are committed to keeping you informed throughout the process.

•	What I can tell you is that, in general, as part of a larger, more diversified organization, we expect there will be additional opportunities for Con-way employees.

•	We expect the transaction to close in October 2015, subject to the satisfaction of customary closing conditions, including approvals from both regulators and Con-way shareholders.

•	Until the close, Con-way and XPO remain independent companies and there will be no changes to your existing compensation and benefits. In other words, it remains business as usual at Con-way.

•	It’s important that we all remain focused on delivering superior service and maintaining the efficient, consistent day-to-day operations which our customers expect.

•	We are counting on you to continue to carry out your responsibilities and live up to our core values of safety, commitment, integrity and excellence.

Next Steps

•	Summing up, here are the three takeaways you need to know about this announcement:

•	This is an exciting and positive development for our shareholders, our company and our employees.

•	The most important thing for you to do is to continue doing your job safely.

•	It’s early in this process, and we have a lot of work to do, so let’s stay focused on serving our customers.

•	As we move through this process, we will continue to keep you updated on important developments. If you have any questions, please do not hesitate to reach out to your immediate supervisor.

•	As a note, it is likely that this transaction will generate interest from the media and other third parties, and it’s important for Con-way to continue to speak with one voice. If you receive any inquiries from the media or other questions from outside the Con-way, please contact Gary Frantz at (734) 757-1558.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

•	I hope you share my enthusiasm for this exciting announcement and this next chapter in our company’s history.

•	On behalf of the Con-way board and management team, we very much appreciate the ongoing hard work of you and all our dedicated employees. You are the backbone of our success and your contributions have led us to this transformational announcement.

•	Thank you all for your continued dedication and please keep up the great work.

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy,

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Delivering the things that matter

Con-way Employee Q&A

1.	What was announced today?

•	Today, we announced that Con-way has entered into a definitive merger agreement with XPO Logistics that will combine our companies in an all cash transaction valued at approximately $3.0 billion or $47.60 per share of Con-way stock.

•	We believe a combination with XPO is an exciting and positive development for Con-way, one that not only delivers immediate and substantial cash value to our shareholders but also provides opportunities for our employees and benefits for our customers. The combined company will deliver a full suite of transportation and logistics services to our expanded customer bases around the world.

•	As a combined company, we’ll serve an expanded customer base in North America, Europe and other parts of the world.

•	Con-way and XPO will have annual revenue of approximately $15 billion and scale of approximately 84,000 employees at 1,469 locations in 32 countries under the single global brand of XPO.

•	The merger will grow XPO’s global ground transportation network to approximately 19,000 owned tractors and 46,000 owned trailers, 10,000 trucks contracted through independent owner operators, and access to an additional 68,000 independent carriers.

2.	Why are Con-way and XPO entering into this transaction?

•	The transaction provides immediate and substantial cash value to our shareholders.

•	In addition to our belief that the transaction is in the best interest of our shareholders, we believe it will be beneficial for our employees and customers:

•	It’s a great fit of two complementary companies that will take us to a whole new level in the marketplace.

•	Con-way’s LTL trucking, full truckload and logistics services are complementary to XPO’s supply chain offerings. Con-way also brings to the combined company an international footprint including a presence in Asia and operations in Europe, where we will build on XPO’s European platform, which it recently acquired from Norbert Dentressangle.

•	With enhanced scale, capacity and capabilities, the combined company will be well positioned to compete and win in today’s market.

3.	Who is XPO Logistics?

•	XPO is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world, and one of the largest and fastest growing providers of transportation and logistics services in North America.

•	With 887 locations in 27 countries that serve over 30,000 customers, XPO is currently the largest provider of last-mile logistics for heavy goods in North America, the largest manager of expedite shipments, the second largest freight broker, the third largest provider of intermodal services – and soon will be the second largest LTL provider as well.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

4.	What are the benefits of this transaction for employees?

•	As part of a larger diversified organization, we expect there will be additional opportunities for Con-way employees.

5.	Will this announcement have an immediate effect on day-to-day operations at Con-way?

•	No – it remains business as usual at Con-way.

•	Until the close, Con-way and XPO will continue to operate as independent companies.

•	We are counting on you to continue to carry out your responsibilities and living up to our core values of safety, commitment, integrity and excellence.

6.	Will there be any changes to employee compensation, benefits and plans?

•	Until the merger is completed, Con-way and XPO remain independent companies and there will be no changes to your existing compensation and benefits.

•	XPO has told us it recognizes the value of our employees. Like Con-way, XPO offers marketplace competitive salary and benefits.

•	More details with respect to future compensation and benefit matters will be determined and communicated to you as they are finalized.

7.	What will happen to Con-way stock in my 401(k)?

•	All Con-way shareholders will have the right to tender their shares at a price of $47.60 per share of Con-way stock.

•	What this means is that the Con-way shares you own within the Con-way 401(k) plan will be cashed out at $47.60 per share at the time of closing.

•	Proceeds will be distributed to other funds within your 401(k).

8.	Will there be layoffs as a result of this transaction? Will reporting structures change?

•	This combination is about growing the combined business beyond what either company could accomplish on its own.

•	As part of a larger diversified organization, we expect there will be additional opportunities for Con-way employees.

•	While we recognize that there may be duplications of roles and responsibilities, it is premature to speculate about how this will be addressed.

•	Together with XPO, we are establishing an integration team that will develop a detailed and thoughtful integration plan to make the post-closing integration as efficient as possible.

•	As always, we are committed to treating everyone at Con-way with dignity and respect, and we will keep employees informed as we move forward with the transition.

9.	Who will lead the combined company?

•	XPO Logistics CEO, Brad Jacobs, will lead the combined company.

10.	What will happen to Con-way’s facilities in Ann Arbor, Joplin, Portland, Aurora and North Richland Hills?

•	Together with XPO, we are establishing an integration team that will develop a detailed and thoughtful integration plan to make the post-closing integration as efficient as possible.

•	There are no current plans to close any Con-way operations or physical locations. XPO expects to maintain our Ann Arbor, Joplin, Portland, Aurora and North Richland Hills locations.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

11.	Will we continue to operate under the Con-way brand?

•	All businesses will be rebranded as XPO Logistics.

12.	What does this mean for customers?

•	We will work to attempt to make this transaction virtually seamless for customers and not affect any ongoing or daily business.

•	XPO has confirmed for us that it shares Con-way’s mission in maintaining high quality transportation and logistics services and the combined company will remain focused on delivering the superior service customers expect. This transaction will not deter from that focus.

13.	What should I say if my customers or vendors ask me about this?

•	Reassure them that it is business as usual.

•	In the near term, nothing will change.

•	In addition to providing immediate and substantial cash value to our shareholders, we believe combining our two businesses will create a stronger provider of transportation and logistics solutions in the marketplace that should provide benefits for them and all our stakeholders.

14.	When will the transaction be completed?

•	We expect the merger to close in October 2015, subject to the satisfaction of customary conditions and regulatory approvals.

15.	What should I say if contacted by people outside of the company?

•	If you receive any inquiries from the media or other questions from outside the Company, please contact Gary Frantz at (734) 757-1558.

16.	Who can I contact if I have more questions?

•	If you have any further questions, please feel free to reach out to your supervisor.

•	We will continue to communicate developments regarding this combination through meetings, letters and other communications.

•	As we move through this process, we’ll continue to rely on you to focus on delivering superior service and maintaining the efficient, consistent day-to-day operations which our customers expect.

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Delivering the things that matter

Con-way Call Center Script

Instructions:

Con-way announced that it has entered into a definitive merger agreement with XPO Logistics. We anticipate that a number of current employees and retirees will have questions about what this transaction means in terms of compensation and benefits offerings.

If you receive a question about the transaction, please use the approved script and FAQ. Given the nature of the transaction and how early we are in the process, we will not be able to answer every question a caller has right now. There will also be some questions that we simply cannot answer.

It is very important that you DO NOT DEVIATE from the approved messages. If you receive a question that you are unsure how to answer, DO NOT SPECULATE. Write down the question and the caller’s contact information, and let them know that you or someone will call them back. Please flag the question for your supervisor, who can assist with an appropriate response.

General Script if Asked About Transaction with XPO Logistics

•	We appreciate your interest on this topic.

•	As you have seen, Con-way announced that it has entered into a definitive merger agreement with XPO Logistics to combine the two companies. We expect the transaction to close in October 2015, subject to the satisfaction of customary closing conditions and regulatory approvals, at which point we will become part of XPO, a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world.

•	Until then, Con-way and XPO remain independent companies and there will be no changes to your existing compensation and benefits. Until the transaction closes, it remains business as usual at Con-way.

•	As you can imagine, we are very early in this process and more details with respect to future compensation and benefit matters will be determined and communicated to you as they are finalized.

•	Once the transaction closes, there may be changes to benefits in order to bring our programs and offerings in-line with XPO’s.

•	It’s important to know that XPO has told us that it recognizes the value of its employees. As a leader in our industry, XPO offers marketplace competitive salary and benefits. While I cannot tell you if there will be any changes now, we will attempt to ensure that any modifications will be communicated well in advance.

•	Thank you again for your interest in this exciting and positive development – is there anything else I can assist you with today?

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Frequently Asked Questions:

1.	Who is XPO Logistics?

•	XPO Logistics is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world, and one of the largest and fastest growing providers of transportation and logistics services in North America. We believe this transaction, in addition to offering immediate and substantial cash value to our shareholders, is a great fit between two complementary companies that will take us to a whole new level in the marketplace.

2.	Will there be any changes to employee compensation, benefits and plans?

•	Until the transaction is completed, Con-way and XPO Logistics remain independent companies and there will be no changes to your existing compensation and benefits.

•	XPO has told us that it recognizes the value of its employees. Like Con-way, XPO offers marketplace competitive salary and benefits.

•	Of course, it is early in this process and more details with respect to future compensation and benefit matters will be determined and communicated to you as they are finalized.

3.	What will happen to Con-way stock in my 401(k)?

•	All Con-way shareholders will have the right to tender their shares at a price of $47.60 per share of Con-way stock.

•	What this means is that the Con-way shares you own within the Con-way 401(k) plan will be cashed out at $47.60 per share at the time of closing.

•	Proceeds will be distributed to other funds within your 401(k).

4.	Will there be layoffs as a result of this transaction? Will reporting structures change?

•	This combination is about growing the combined business beyond what either company could accomplish on its own.

•	As part of a larger diversified organization, we expect there will be additional opportunities for Con-way employees.

•	While we recognize that there may be duplications of roles and responsibilities, it is too early to speculate about how this will be addressed.

•	Together with XPO, we are establishing an integration team that will work to develop a detailed and thoughtful integration plan to make the post-closing integration as efficient as possible.

•	As always, we are committed to treating everyone at Con-way with dignity and respect, and we will keep employees informed as we move forward with the transition.

5.	FOR CURRENT RETIREES: What happens to my retirement plan?

•	This transaction is not expected to have an impact on the benefits in which you are currently vested.

6.	Additional questions:

•	We appreciate your interest in that topic.

•	As you can imagine, it is early in this process and we do not have answers to every question at this time. If it is OK with you, I would be happy to check on that question for you and get back to you.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Delivering the things that matter

Con-way Recorded Message Script

Hello. This is Hank Bartos, the interim President of Con-way Truckload. I am reaching out to share an exciting and positive development about Con-way. Today, we announced that Con-way has entered into a definitive merger agreement under which XPO Logistics will acquire Con-way for $3.0 billion.

XPO is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world. As a combined company, we’ll serve an expanded customer base in North America, Europe and other parts of the world. We believe this transaction is a great fit of two complementary companies that will take us to a whole new level in the marketplace.

I understand that you’ll have many questions about this announcement and how it may impact you. I can assure you that until the transaction is completed, Con-way and XPO remain independent companies and there will be no changes to how we operate our business.

In short, it’s business as usual and I ask that you stay focused on staying safe, delivering superior service and maintaining the efficient, consistent day-to-day operations that our customers value so highly.

If you have any questions about today’s announcement, I encourage you to reach out to your supervisor. We will make every effort to answer any questions you might have.

On behalf of the Con-way board and management team, I thank you for your ongoing hard work and dedication.

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Delivering the things that matter

Douglas W. Stotlar

President and

Chief Executive Officer

September 9, 2015

Dear Former Employee:

I’m writing to share some exciting news. This afternoon, we announced that Con-way has entered into a definitive merger agreement under which XPO Logistics will acquire Con-way for $3.0 billion. We believe this transaction is a great fit of two complementary companies that will take us to a whole new level in the marketplace.

XPO Logistics is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world. XPO provides high-value-add services for truck brokerage and transportation, last mile logistics, intermodal, contract logistics, ground and air expedite, drayage, global forwarding and managed transportation. XPO serves more than 30,000 customers with a highly integrated network of over 54,000 employees and 887 locations in 27 countries. Together with XPO, we’ll be a stronger company, and better suited to meet your needs. You can learn more about XPO at www.xpo.com.

We’re proud of Con-way’s track record of growth – delivering value to our shareholders and customers, and providing great jobs and careers for our employees worldwide. I firmly believe that this transaction will enable us to sustain and improve upon these accomplishments. It represents the beginning of an exciting new chapter in what has been a storied 86-year history.

We want to assure you that the acquisition is not expected to have an impact on the benefits in which you are currently vested. We expect the transaction to close in October 2015, subject to satisfaction of customary closing conditions, including approvals from both regulators and Con-way shareholders. Until the transaction is completed, Con-way and XPO Logistics are independent companies and it remains business as usual at Con-way.

Should you have any questions, please contact the Corporate Benefits Office at (800) 363-2434.

This is an exciting and positive development for Con-way. We’re grateful to you for the important role you played in building our company. Your contributions led us to this transformational announcement.

Sincerely,

Douglas W. Stotlar
President and
Chief Executive Officer

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Delivering the things that matter

Con-way Script For Use With Retirees

Guidelines

•	This document is NOT for distribution to your team or to Con-way retirees. It is intended to guide your conversations regarding the XPO Logistics transaction.

•	The below language has been approved by legal counsel and may be filed with the SEC.

•	Do not speculate or comment on this announcement. It is important that you stick to the approved messaging and refrain from offering personal opinions about the transaction.

•	It’s always okay to acknowledge that we don’t yet have all of the answers. You will likely receive many questions which you will not be able to answer directly at this time. Please use this answer in those situations:

“That’s a great question and I understand why knowing the answer is important to you. At this point, we’re very early in the process; there’s a lot of work ahead that both companies need to do in order to answer your question fully. We will answer your questions as quickly and completely as possible, and will keep you informed of important developments as we have new information to share.”

Script

•	This afternoon we made an exciting announcement about the future of Con-way.

•	Con-way has entered into a definitive merger agreement under which XPO Logistics will acquire Con-way for $3.0 billion.

•	XPO Logistics is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world. XPO provides high-value-add services for truck brokerage and transportation, last mile logistics, intermodal, contract logistics, ground and air expedite, drayage, global forwarding and managed transportation.

•	XPO serves more than 30,000 customers with a highly integrated network of over 54,000 employees and 887 locations in 27 countries.

•	Together with XPO, we’ll be a stronger company, and better suited to meet your needs.

•	We’re proud of Con-way’s track record of growth – delivering value to our shareholders and customers, and providing great jobs and careers for our employees worldwide.

•	We firmly believe that this transaction will enable us to sustain and improve upon these accomplishments and it represents the beginning of an exciting new chapter in what has been a storied 86-year history.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

•	We want to assure you that the acquisition is not expected to have an impact on the benefits in which you are currently vested.

•	We expect the transaction to close in October 2015, subject to satisfaction of customary closing conditions, including approvals from both regulators and Con-way shareholders.

•	Until the transaction is completed, Con-way and XPO Logistics are independent companies and it remains business as usual at Con-way.

•	Summing up, here are the three takeaways you need to know about this announcement:

•	This is an exciting and positive development for Con-way.

•	We want to assure you that the acquisition is not expected to have an impact on the benefits in which you are currently vested.

•	We will keep you informed of important developments as we have new information to share.

•	Should you have any questions, please contact the Corporate Benefits Office at (800) 363-2434.

•	We are grateful to each of you for the important role you played in building our company. Your contributions led us to this important and transformational day.

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Delivering the things that matter

Con-way Retiree QA

1.	What was announced today?

•	Today, we announced that Con-way has entered into a definitive merger agreement with XPO Logistics that will combine our companies in an all cash transaction valued at approximately $3.0 billion or $47.60 per share of Con-way stock.

•	We believe a combination with XPO is an exciting and positive development for Con-way, one that not only delivers immediate and substantial cash value to our shareholders but also provides opportunities for our employees and benefits for our customers. The combined company will deliver a full suite of transportation and logistics services to our expanded customer bases around the world.

•	As a combined company, we’ll serve an expanded customer base in North America, Europe and other parts of the world.

•	Con-way and XPO will have annual revenue of approximately $15 billion and scale of approximately 84,000 employees at 1,469 locations in 32 countries under the single global brand of XPO.

•	The merger will grow XPO’s global ground transportation network to approximately 19,000 owned tractors and 46,000 owned trailers, 10,000 trucks contracted through independent owner operators, and access to an additional 68,000 independent carriers.

2.	Who is XPO Logistics?

•	XPO is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world, and one of the largest and fastest growing providers of transportation and logistics services in North America.

•	With 887 locations in 27 countries that serve over 30,000 customers, XPO is currently the largest provider of last-mile logistics for heavy goods in North America, the largest manager of expedite shipments, the second largest freight broker, the third largest provider of intermodal services – and soon will be the second largest LTL provider as well.

3.	Why is Con-way entering into this transaction?

•	The transaction provides immediate and substantial cash value to our shareholders.

•	In addition to our belief that the transaction is in the best interest of our shareholders, we believe it will be beneficial for our employees and customers:

•	It’s a great fit of two complementary companies that will take us to a whole new level in the marketplace.

•	Con-way’s LTL trucking, full truckload and logistics services are complementary to XPO’s supply chain offerings. Con-way also brings to the combined company an international footprint including a presence in Asia and operations in Europe, where we will build on XPO’s European platform, which it recently acquired from Norbert Dentressangle.

•	With enhanced scale, capacity and capabilities, the combined company will be well positioned to compete and win in today’s market.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

4.	Will there be any changes to retiree plans?

•	We want to assure you that the acquisition is not expected to have an impact on the benefits in which you are currently vested.

5.	When will the transaction be completed?

•	We expect the transaction to close in October 2015, subject to satisfaction of customary closing conditions, including approvals from both regulators and Con-way shareholders.

•	Until the transaction is completed, Con-way and XPO Logistics are independent companies and it remains business as usual at Con-way.

6.	Who can I contact if I have more questions?

•	We will continue to communicate developments regarding this combination through letters and other communications.

•	Should you have any questions, please contact the Corporate Benefits Office at (800) 363-2434.

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Delivering the things that matter

Con-way Sales Force Talking Points

•	We wanted to let you know about an exciting and positive development at Con-way.

•	This afternoon, we announced that Con-way has entered into a definitive merger agreement under which XPO Logistics will acquire Con-way for $3.0 billion.

•	We believe this transaction it is a great fit of two complementary companies that will take us to a whole new level in the marketplace.

•	As you may know, XPO Logistics is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world.

•	XPO provides high-value-add services for truck brokerage and transportation, last mile logistics, intermodal, contract logistics, ground and air expedite, drayage, global forwarding and managed transportation.

•	XPO serves more than 30,000 customers with a highly integrated network of over 54,000 employees and 887 locations in 27 countries.

•	Together with XPO, we’ll be a stronger company, and better suited to meet your needs.

•	Rest assured that providing value to our customers remains our top priority.

•	Our customers have always been an integral part of our success, and through this transaction our goal is to continue to focus on delivering the superior service you have come to expect from us.

•	We expect the transaction to close in October 2015, subject to the satisfaction of customary conditions and regulatory approvals.

•	Until the closing, we’ll continue to operate as independent companies and remain focused on delivering the superior service you’ve come to expect from us.

•	We expect the transition to be seamless for you. You should not see any significant change in the handling of your business and your day-to-day business contacts should remain the same.

•	Of course, we will continue to honor our contractual commitments.

•	We value our relationship and look forward to a productive new era of opportunities together as part of XPO Logistics.

•	As always, if you have any questions, please feel free to call your current representative.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Delivering the things that matter

Douglas W. Stotlar

President and

Chief Executive Officer

September 9, 2015

Dear Customer:

I’m writing to share some exciting and positive news about Con-way. This afternoon, we announced that Con-way has entered into a definitive merger agreement under which XPO Logistics will acquire Con-way for $3.0 billion. We believe this transaction is a great fit of two complementary companies that will take us to a whole new level in the marketplace.

XPO Logistics is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world. XPO provides high-value-add services for truck brokerage and transportation, last mile logistics, intermodal, contract logistics, ground and air expedite, drayage, global forwarding and managed transportation. XPO serves more than 30,000 customers with a highly integrated network of over 54,000 employees and 887 locations in 27 countries. Together with XPO, we’ll be a stronger company, and better suited to meet your needs. You can learn more about XPO at www.xpo.com.

Rest assured that providing value to our customers remains our top priority. We expect the transaction to close in October 2015, subject to the satisfaction of customary conditions and regulatory approvals. Until the closing, we’ll continue to operate as independent companies and remain focused on delivering the superior service you’ve come to expect from us.

We expect the transition to be seamless for you. You should not see any significant change in the handling of your business, and your day-to-day business contacts should remain the same. Of course, we will continue to honor our contractual commitments.

We’ve attached a copy of the press release for your reference and will keep you updated throughout the process. As always, if you have any questions, please contact your current representative.

Thank you for your business. We value our relationship and look forward to a productive new era of opportunities together as part of XPO Logistics.

Sincerely,

Douglas W. Stotlar
President and
Chief Executive Officer

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Delivering the things that matter

Douglas W. Stotlar

President and

Chief Executive Officer

September 9, 2015

Dear Business Partner:

I’m writing to share some exciting and positive news. This afternoon, we announced that Con-way has entered into a definitive merger agreement under which XPO Logistics will acquire Con-way for $3.0 billion.

As you may know, XPO is a top ten global provider of cutting-edge supply chain solutions to the most successful companies in the world. XPO provides high-value-add services for truck brokerage and transportation, last mile logistics, intermodal, contract logistics, ground and air expedite, drayage, global forwarding and managed transportation. XPO serves more than 30,000 customers with a highly integrated network of over 54,000 employees and 887 locations in 27 countries. You can learn more about XPO at www.xpo.com.

We believe this transaction is a great fit of two complementary companies that will take us to a whole new level in the marketplace. Together with XPO, we will be a stronger company, better suited to work with you to meet the needs of our customers.

We expect the transaction to close in October 2015, subject to the satisfaction of customary conditions and regulatory approvals. Until the closing, we’ll continue to operate as independent companies and remain focused on delivering the high level of service our customers have come to expect from us.

We expect the transition to be seamless for you. You should not see any significant change in the handling of your business, and your day-to-day business contact should remain the same. Of course, we will honor our contractual commitments.

We’ve attached a copy of the press release for your reference and will keep you updated throughout the process. As always, if you have any questions, please contact your current business partner.

We value our relationship and look forward to a productive new era of opportunities together as part of XPO Logistics.

Sincerely,

Douglas W. Stotlar
President and
Chief Executive Officer

2211 Old Earhart Road, Suite 100, Ann Arbor, MI 48105-2751 Phone: 734-757-1444 Fax: 734-757-1158

Additional Information and Where to Find it

The tender offer for the outstanding common stock of Con-way has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Con-way. The solicitation and offer to buy common stock of Con-way will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, XPO and Merger Subsidiary will file tender offer materials on Schedule TO with the SEC and Con-way will file a Solicitation/Recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC, carefully and in their entirety because they will contain important information, including the terms and conditions of the offer. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Con-way at no expense to them. The Offer to Purchase and the related letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained, free of charge, through the investor relations page on XPO’s corporate website at www.xpocorporate.com or by contacting XPO Logistics, Inc. at Five Greenwich Office Park, Greenwich, CT 06831, Attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, XPO and Con-way file annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by XPO or Con-way at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. XPO and Con-way’s filings with the SEC are also available at the SEC’s website www.sec.gov.

Forward Looking Statements

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include those discussed in XPO’s and Con-way’s filings with the SEC and the following: economic conditions generally; competition; XPO’s ability to find suitable acquisition candidates and execute its acquisition strategy; the expected impact of the Con-way acquisition, including the expected impact on XPO’s results of operations; the ability to obtain the requisite regulatory approvals, the satisfaction of the conditions to the consummation of the Offer or the Merger; the ability to realize anticipated synergies and cost savings with respect to acquired companies, including Con-way; XPO’s ability to raise debt and equity capital; XPO’s ability to attract and retain key employees to execute its growth strategy, including retention of Con-way’s management team; litigation, including litigation related to alleged misclassification of independent contractors; the ability to develop and implement a suitable information technology system; the ability to maintain positive relationships with XPO’s and Con-way’s networks of third-party transportation providers; the ability to retain XPO’s, Con-way’ and other acquired companies’ largest customers; XPO’s ability to successfully integrate Con-way and other acquired businesses; rail and other network changes; weather and other service disruptions; and governmental regulation. All forward-looking statements set forth in this document are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, XPO, Con-way or their respective businesses or operations. Forward-looking statements set forth in this document speak only as of the date hereof, and neither XPO nor Con-way undertakes any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events except to the extent required by law.

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